CROSSHAIR EXPLORATION & MINING CORP.

Suite #1240, 1140 West Pender Street
Vancouver, British Columbia, V6E 4G1
Tel:  (604) 681-8030
Fax:  (604) 681-8039

_________________________________________________

INFORMATION CIRCULAR
As at October 31, 2009 unless otherwise noted

FOR THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON FRIDAY, DECEMBER 18, 2009

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Crosshair Exploration & Mining Corp. (“Crosshair” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Form of Proxy is solicited by management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors or officers of the Company.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Form of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Form of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Form of Proxy.  The completed Form of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Form of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Form of Proxy is required to be executed as set out in the notes to the Form of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold their common shares in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return an Form of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Form of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted.  All references to Shareholders in this Information Circular and the accompanying Form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Form of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Form of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2009 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the Shareholders at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At October 31, 2009, the Company had 112,184,313 common shares without par value issued and outstanding.  All common shares in the capital of the Company are of the same class and each carries the right to one vote.  The quorum for a meeting of Shareholders is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

November 13, 2009 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting.  Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Form of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at October 31, 2009, no shareholder beneficially owns or controls, directly or indirectly, equity shares carrying more than 10% of the voting rights to the common shares of the Company.

CORPORATE GOVERNANCE PRACTICES

Set out below is a description of certain corporate governance practices of Crosshair, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

The Board of Directors of Crosshair (“Crosshair’s Board”) is currently comprised of nine directors.  Of these, six, being Ian Smith, Jay Sujir, David Lee, Leo Power, Chris Collingwood and Derrick Gill, are considered by Crosshair’s Board to be independent.  Mark Morabito is not independent by virtue of being Chief Executive Officer of Crosshair.  Stewart Wallis is not independent by virtue of being President of

Crosshair.  Joseph Miller is not independent by virtue of being Crosshair’s former Chief Financial Officer for the period September 2, 2008 to June 30, 2009.  If the proposed directors are elected, Crosshair’s Board will be composed of seven directors, four independent and three (Mark Morabito, Stewart Wallis and Joseph Miller) non-independent.

Crosshair’s Board considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of Crosshair and have regular and full access to management.  The independent directors did not meet separately during the last financial year of Crosshair. The independent directors are able to meet at any time without any members of management, including the non-independent directors, being present.  The independent directors are encouraged to meet separately when they determine that it is appropriate.

Crosshair’s Board has appointed Jay Sujir as its Chair.  The Chair is independent.  The Chair’s responsibilities include, without limitation, ensuring that Crosshair’s Board works together as a cohesive team with open communication and works to ensure that a process is in place by which the effectiveness of Crosshair’s Board, its committees and its individual directors can be evaluated on a regular basis. The Chair also acts as the primary spokesperson for Crosshair’s Board, ensuring that management is aware of concerns of Crosshair’s Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to Crosshair’s Board.

Meetings of the Board and Committees of the Board

Crosshair’s Board meets when it is necessary and desirable to transact business of Crosshair.  Each committee of Crosshair’s Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The Audit Committee meets every quarter.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Crosshair faces from time to time.  During the financial year ended April 30, 2009 Crosshair’s Board met five times, the Audit Committee met five times, and the Compensation Committee met one time. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on Crosshair’s Board and his respective committees during the financial year ended April 30, 2009.

Director Attendance Record
Director	Board	Audit Committee	Compensation Committee
Mark J. Morabito	#5 of #5	n/a	n/a
David Lee	#4 of #5	#3 of #3	#1 of #1
Ian Smith	#5 of #5	#5 of #5	n/a
Jay Sujir	#5 of #5	n/a	#1 of #1
Leo Power	#4 of #5	#5 of #5	n/a
Chris Collingwood	#5 of #5	n/a	n/a
Derrick (Rick) Gill	#5 of #5	#1 of #1	n/a
Stewart Wallis (1)	#1 of #1	n/a	#1 of #1
Geir Liland (2)	#1 of #1	n/a	n/a
Ronald Atlas (3)	#2 of #2	#0 of #1	n/a
Joseph Miller	n/a	n/a	n/a

(1)	Mr. Wallis resigned as a Director effective July 29, 2008. He was re-appointed as a director effective March 31, 2009.
(2)	Mr. Liland resigned as a director effective September 2, 2008.
(3)	Mr. Atlas resigned as a director effective January 9, 2009.

Directorships

The following directors currently serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Mark J. Morabito	Santa Fe Metals Corp. Silver Quest Resources Ltd. Excelsior Mining Corp.
Stewart Wallis	Diamond Exploration Inc.
David Lee	None
Jay Sujir
AMI Resources Inc.
Escape Group Inc.
Midasco Capital Corp.
Norwood  Resources Ltd.
Santa Fe Metals Corp.
Slater Mining Corporation.
Uracan Resources Ltd.
Westward Explorations Ltd.
Yamiri Gold and Energy Inc.

Ian Smith	Santa Fe Metals Corp. Excelsior Mining Corp. EURO Ressources S.A.
Leo Power	New Island Resources Inc. Newfoundland Goldbar Resources Inc. Canada Fluorspar Inc.
Chris Collingwood	None
Derrick (Rick) Gill	Linear Gold Corp.
Joseph Miller	None

Board Mandate

The duties and responsibilities of Crosshair’s Board are to supervise the management of the business and affairs of Crosshair; and to act with a view towards the best interests of Crosshair. Crosshair’s Board delegates day-to-day management of Crosshair to executive officers, relying on them to keep it apprised of all significant developments affecting Crosshair. In discharging its mandate, Crosshair’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of Crosshair; identifying the principal risks of Crosshair's business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for Crosshair to facilitate communications with investors and other interested parties; and the integrity of Crosshair's internal control and management information systems.

Crosshair’s Board also has the mandate to assess the effectiveness of Crosshair’s Board as a whole, its committees and the contribution of individual directors. Crosshair’s Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee and the Compensation Committee.

Position Descriptions

Crosshair’s Board has not adopted written position descriptions for the Chair of Crosshair’s Board or the Chair of any committee of Crosshair’s Board.  Crosshair’s Board meets annually to discuss the roles and responsibilities of the Chair of Crosshair’s Board and the Chair of each committee of Crosshair’s Board.  These roles and responsibilities are set out below.

Chair of the Board

The Chair of Crosshair’s Board is responsible for the overall leadership and management of Crosshair’s Board. The Chair of Crosshair’s Board is elected and has his/her performance evaluated by Crosshair’s Board of Directors. The key responsibilities of the Chair of Crosshair’s Board are as follows: (i) provide leadership to enhance Board effectiveness; (ii) manage the activities of Crosshair’s Board and ensure coordination among committees of Crosshair’s Board; (iii) ensure that the respective roles of Crosshair’s Board and management are well delineated; (iv) act as a liaison between Crosshair’s Board and management; (v) ensure that Crosshair’s Board has the information it needs for it to be effective (vi) ensure that Crosshair’s Board monitors the achievement of the aims, strategy and policies of Crosshair (vii) represent Crosshair, on particular matters identified by Crosshair’s Board by Crosshair’s Board or management, with stakeholders; and (viii) lead by example and set a high standard of integrity.

Chair of Committees of the Board

The Chair of each committee of Crosshair’s Board (“Committee Chair”) will be a duly elected member of Crosshair’s Board and be appointed each year, by Crosshair’s Board on recommendation of the applicable committee.  A Committee Chair provides independent, effective leadership to the committee and leads that committee in fulfilling the duties set out in its charter.

A Committee Chair will provide overall leadership and enhance the effectiveness of the committee, foster ethical and responsible decision making and provide effective leadership to oversee all aspects of the committee’s direction, structure and composition. The specific responsibilities of a Committee Chair are: (i) ensure that the committee meets as many times as necessary to carry out its duties effectively; (ii) establish the agenda for each committee meeting; (iii) chair all meeting of the committee; (iv) ensure sufficient time during Committee meetings to fully discuss agenda items; (v) encourage committee members to ask questions and express viewpoints during meetings; (vi) deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus; and (vii) ensure that that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

As well, a Committee Chair will allow for timely reporting of each meeting to Crosshair’s Board, including committee recommendations and findings, will insure performance evaluation of the committee is conducted, will provide written information in a timely manner to ensure that the committee fulfills its Mandate, will ensure that all resources and expertise are available to the committee, will coordinate with the committee to retain, oversee, compensate and terminate independent advisors and will facilitate effective communication between committee members and management.

Chief Executive Officer

Crosshair’s Board has not developed a position description for the Chief Executive Officer of Crosshair.  Crosshair’s Board meets annually with the Chief Executive Officer to set out the duties, roles and responsibilities of the Chief Executive Officer, which include the following: (i) developing, implementing and assessing the effectiveness of corporate strategy and business plans; (ii) providing executive leadership to Crosshair and achieving the results targeted in the corporate strategy and business plans; (iii) representing Crosshair in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others; (iv) recruiting, retaining, assessing the performance of and developing a high calibre executive team, key employees and their successors; and (v) establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

Orientation and Continuing Education

Crosshair provides an orientation program to new directors.  This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting.  Crosshair also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

Crosshair’s Board expects management to operate the business of Crosshair in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute Crosshair’s business plan and to meet performance goals and objectives. Crosshair’s Board has adopted a Code of Business Conduct and Ethics (the “Code”), which is available on Crosshair’s website.

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code.  Each employee is provided with a copy of the Code and is required to execute a certificate, in the form attached to the Code, confirming that they have read, understood and agree to comply with the Code.  Primary responsibility for monitoring compliance with the Code rests with the Chief Financial Officer.

Directors who (i) are parties to; (ii) are directors or officers of a party to; or (iii) have a material interest in any person who is a party to a material contract or proposed material contract with Crosshair must disclose the conflict in writing to Crosshair or request to have the nature and extent of such interest entered into the minutes of the meeting.  The director shall, if requested by any Board member, not be present at a meeting of Crosshair’s Board while Crosshair’s Board is considering any such material contract and shall not vote on such material contract, unless permitted by law.

Nomination of Directors

The independent directors, by majority vote, have the following responsibilities in connection with the nomination of directors to Crosshair’s Board:

(a)	Evaluate the qualifications and performance of the incumbent directors that desire to continue their service;

(b)	Consider, recommend and recruit candidates to fill new positions on Crosshair’s Board;

(c)	Review candidates recommended by shareholders;

(d)	Conduct the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and

(e)	Recommend the director nominees for approval by Crosshair’s Board and the shareholders at the annual meeting of shareholders.

In order to ensure an objective nomination process, Crosshair’s Board makes their nominations based on the following objective criteria: (i) the competencies and skills that Crosshair’s Board considers to be necessary for Crosshair’s Board as a whole to possess; (ii) the competencies and skills that Crosshair’s Board considers each existing director to possess, (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) the amount of time and resources that nominees have available to fulfill their duties as a Board member.

Audit Committee

The members of Crosshair’s Audit Committee are Ian Smith, Leo Power and Derrick Gill, each of whom is an independent director and financially literate.  Further disclosure regarding Crosshair’s Audit Committee can be found in Crosshair’s 2009 Annual Information Form on Form 20-F filed on SEDAR on June 25, 2009 at www.sedar.com.

Compensation

Crosshair has a Compensation Committee, which is responsible for determining the compensation of the directors, the CEO and other executive officers of Crosshair.  The Compensation committee is composed entirely of independent directors.  The current members of the Compensation Committee are Jay Sujir, David Lee and Ian Smith.

The quantity and quality of the directors’ and executive officers’ compensation is reviewed on an annual basis and based on comparable industry standards. At present, Crosshair’s Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of Crosshair.

Other Board Committees

In addition to the Audit Committee and the Compensation Committee, Crosshair currently has the following other standing committees:

(1)	Corporate Governance Committee, the members of which are Jay Sujir, Ian Smith and David Lee;

(2)	Acquisitions Committee, the members of which are Jay Sujir, Ian Smith and Derrick Gill; and

(3)	Disclosure Committee, the members of which are composed of Mark Morabito, Ian Smith and Chris Collingwood.

The first members of Corporate Governance Committee and Acquisitions Committee were appointed by Crosshair’s Board of Directors on September 15, 2008.  Neither the Corporate Governance Committee nor the Acquisitions Committee met during the fiscal year ended April 30, 2009.

The first members of the Disclosure Committee were appointed by Crosshair’s Board of Directors on March 26, 2009.  The Disclosure Committee did not meet during the fiscal year ended April 30, 2009.

All of the standing Committees are determined under the discretion of Crosshair’s Board.

Assessments

Crosshair’s Board does not, at present, have a formal process in place for assessing the effectiveness of Crosshair’s Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Crosshair’s Board conducts informal periodic assessments of the effectiveness of Crosshair’s Board and its individual directors on an ongoing basis.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The persons named in the enclosed Form of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors at seven.  Although management is nominating seven individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.  Each director of Crosshair is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a director before then.  Management of Crosshair proposes to nominate the persons herein listed for election as directors of Crosshair to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with Crosshair, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of Crosshair which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Residence1 of Nominee and Present Positions with Crosshair	Principal Occupation and, if not a present and elected director, occupation during last five years 1	Period from which Nominee has been a director	Number of Common Shares Held 2 3
Mark J. Morabito 8 North Vancouver, B.C. Canada CEO and Director	CEO of Crosshair	1998/11/12	1,094,205
Stewart Wallis North Vancouver, B.C. Canada President and Director	President of Crosshair since March 31, 2009; President of Target Exploration and Mining Corp. from June 2007 to March 31, 2009; also Consulting Geologist prior to March 31, 2009	2009/03/31 9	784,600
Ian Smith 4, 5, 6, 7, 8 Vancouver, B.C. Canada Director	Mineral exploration company executive	2006/09/21	Nil
Jay Sujir5, 6, 7 Vancouver, B.C. Canada Non-Executive Chair and Director	Partner in the law firm of Anfield, Sujir, Kennedy & Durno	2003/02/19	184,000
Chris Collingwood 8 St. John’s, NL, Canada Director	Chair and CEO of Baine Johnston Corp. (“Baine Johnston”), a privately held Newfoundland firm	2007/10/25	262,300
Derrick (Rick) Gill 4, 7 St. John’s, NL, Canada Director	Self-employed consultant, January 2008 to date; Executive Vice President, Voisey’s Bay Nickel Company, 1995 to 2007	2008/05/27	Nil

Joseph Miller Vancouver, B.C., Canada Director	Chief Financial Officer of Powerex Corp. from July 2, 2009; Chief Financial Officer of Crosshair from September 2, 2008 to June 30, 2009; Chief Financial Officer of GPS Industries from 2007 to August 1, 2008; Director, Financial Operations of Transalta Corporation from 1999 to 2007	2009/06/26	10,000

1	The information as to country of residence and principal occupation, not being within the knowledge of Crosshair, has been furnished by the respective directors individually
2
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of Crosshair, has been furnished by the respective directors individually

3
Common shares beneficially owned, or over which control or direction is exercised, directly and indirectly, at the date hereof, is based upon the information furnished to Crosshair by individual directors  Unless otherwise indicated, such shares are held dire  These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers ctly

4	Member of Crosshair’s Audit Committee
5	Member of Crosshair’s Compensation Committee
6	Member of Crosshair’s Corporate Governance Committee
7	Member of Crosshair’s Acquisitions Committee
8	Member of Crosshair’s Disclosure Committee
9	Mr Wallis served as a Director from June 16, 2003 to July 29, 2008 He was re-appointed a Director effective March 31, 2009

Crosshair has the following Committees of the Board:

(a)	an Audit Committee, the members of which are Ian Smith, Leo Power and Derrick Gill;
(b)	a Compensation Committee, the members of which are Jay Sujir, David Lee and Ian Smith;
(c)	a Corporate Governance Committee, the members of which are Jay Sujir, David Lee and David Smith;
(d)	an Acquisitions Committee, the members of which are Jay Sujir, Ian Smith and Derrick Gill; and
(e)	a Disclosure Committee, the members of which are Mark Morabito, Ian Smith and Chris Collingwood.

All of the standing Committees are determined under the discretion of Crosshair’s Board.

Penalties and Sanctions

Other than disclosed below, none of the persons proposed as directors of Crosshair:

(a)
is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)
was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

(b)
is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of Crosshair, no proposed nominee for election as a director of Crosshair, none of the persons who have been directors or executive officers of Crosshair since the beginning of Crosshair’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who acted as chief executive officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

“Executive Officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)	a chair of the Company;

(b)	a vice-chair of the Company;

(c)	the president of the Company;

(d)	a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)	an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

“grant date” means a date determined for financial statement reporting purposes under Section 3870 of the Handbook;

“Handbook” means the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“Named Executive Officers” or “NEOs” means:

(a)	each CEO;

(b)	each CFO;

(c)
each of the Company’s three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation discussion and analysis

The general premise behind setting compensation for the Company’s executive officers is aimed at providing a level of compensation that is competitive within the North American marketplace and that will aid in attracting and retaining quality people, which is critical to the success of the Company.  The philosophy is also designed to provide long term incentives which align the interests of executives with those of the shareholders of the Company.

Executive compensation consists of a combination of base salaries, bonuses, and equity participation through the Company’s stock option plan.  The Compensation Committee reviews compensation paid to executives of companies similar in size and stage of development in the industry and compensation for the time and effort expended by the executives while taking into account the financial and other resources of the Company.

Executive officers are also eligible to receive discretionary bonuses as determined by the Compensation Committee based on each officer’s responsibilities, achievements, corporate objectives and the Company’s financial performance.

Stock options are an important part of the Company’s long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Company’s shares occur a stated period of time, and is intended to reinforce commitment to long-term growth and shareholder value.

Performance Graph

The trend on the above graph reflects the trend in Crosshair’s compensation to executive officers reported in this Information Circular.  During fiscal 2009, compensation to new executive officers was significantly less than their predecessors.  In addition, as of May 1, 2008, Mark Morabito, Crosshair’s CEO, voluntarily accepted a decrease in his annual salary from $200,000 to $150,000 and forfeited any bonus payments in fiscal 2009.

Option-Based Awards

Executive officers of the Company, as well as directors, employees and consultants, are eligible to participate in the Company’s stock option plan to receive grants of stock options.  Individual stock options are granted by the Board as a whole and the size of the options is dependent on, among other things, each officer’s level of responsibility, authority, and the degree to which such officer’s long term contribution to the Company will be crucial to its long term success.  The Board also takes into account previous grants of options to an officer when considering new grants to that officer.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended April 30, 2009 the Company’s Named Executive Officers.  Crosshair had five Named Executive Officers during the fiscal year ended April 30, 2009, namely Mark J. Morabito, Douglas Brett, Joseph Miller, Paul Hosford and Stewart Wallis.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) (13)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Mark J. Morabito (1) CEO	2009	150,000	Nil	$89,457 (6) ($59,638) (14) $32,600 (7) ($9,508) (14)	Nil	Nil	Nil	10,927	$282,984
Douglas Brett (2) CFO	2009	Nil	Nil	Nil (8)	Nil	Nil	Nil	31,250	31,250
Joseph Miller (3) CFO	2009	112,500	Nil	$46,299 (9) ($17,362) (14) $16,300((10) ($4,754) (14)	Nil	Nil	Nil	5,656	180,755
Paul Hosford (4) President & COO	2009	158,041	Nil	Nil (11)	Nil	Nil	Nil	13,408	171,449
Stewart Wallis (5) President	2009	Nil	Nil	$17,891 (12) ($11,927) (14)	Nil	Nil	Nil	17,000 (5)	34,891

(1)	Mr. Morabito was appointed Chief Executive Officer on January 29, 2003. Mr. Morabito was appointed President of Crosshair on October 21, 2008 and resigned as President on March 31, 2009.
(2)
Mr. Brett was appointed Chief Financial Officer effective August 1, 2008.  Mr. Brett was compensated for his services as Chief Financial Officer pursuant to a consulting agreement dated for reference August 1, 2007 between Crosshair, Douglas R. Brett, Inc. (a company controlled by Mr. Brett) and Douglas R. Brett, whereby Douglas R. Brett, Inc. was paid a monthly fee of $6,250 for financial services provided to Crosshair by Mr. Brett.  During the year ended April 30, 2009 the total amount paid to Douglas R. Brett, Inc. was $31,250.  Mr. Brett resigned as Chief Financial Officer effective September 2, 2008.

(3)	Mr. Miller was appointed Chief Financial Officer of Crosshair effective September 2, 2008 and commenced receiving an annual salary of $150,000 effective on that date.
(4)
Mr. Hosford was appointed President and Chief Operating Officer of Crosshair effective February 18, 2008 and commenced receiving an annual salary of $250,000 effective on that date.  Mr. Hosford resigned as President and Chief Operating Officer effective October 21, 2008.

(5)
Mr. Wallis was appointed President of Crosshair effective March 31, 2009 and commenced receiving an annual salary of $150,000 effective on that date.  Mr. Wallis also served as a director of Crosshair from June 19, 2003 to July 29, 2008, and was re-appointed a director effective March 31, 2009.  Mr. Wallis was paid $4,500 in compensation for his service as a director of the Company in 2009.

(6)	500,000 options exercisable @ $0.27 expiring September 15, 2013.
(7)	333,333 options exercisable @ $0.15 expiring October 23, 2013.
(8)	Mr. Brett resigned as CFO effective September 2, 2008 and all options granted to him were cancelled.
(9)	150,000 options exercisable @ $0.50 expiring August 1, 2013.
(10)	166,667 options exercisable @ $0.15 expiring September 15, 2013.
(11)	Mr. Hosford resigned as President and COO effective October 21, 2008 and all options granted to him were cancelled.
(12)	100,000 options exercisable @ $0.27 expiring September 15, 2009.
(13)
The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were August 1, 2008, September 15, 2008 and October 23, 2008.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate of 2% to 3%; b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 83% and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(14)
This amount represents a portion of stock based compensation that was recorded as of April 30, 2009.  The fair value in accordance with the CICA Handbook Section 3870 is lower in each case due to the graded vesting of the options granted.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers as at the year ended April 30, 2009.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Mark J. Morabito, CEO	300,000 (5) 400,000 (5) 1,000,000 (5) 500,000 (6) 333,333 (5) 130,040 (4) (5) 180,000 (4) (5) 169,960 (4) (5)	$0.45 $1.00 $1.32 $0.27 $0.15 $0.25 $0.35 $1.00	2010/02/04 2011/01/18 2011/05/01 2013/09/15 2013/10/23 2010/08/16 2011/08/29 2012/08/29	Nil Nil Nil Nil $10,000 $2,601 Nil Nil	Nil	Nil
Douglas Brett (2) CFO	Nil	N/A	N/A	Nil	Nil	Nil
Joseph Miler CFO	150,000 (5) 166,667 (5)	$0.50 $0.15	2013/08/01 2013/10/23	Nil $5,000	Nil	Nil
Paul Hosford (3) President & COO	Nil	N/A	N/A	Nil	Nil	Nil
Stewart Wallis President	100,000 (5) 100,000 (6) 480,000 (4) (5)	$1.00 $0.27 $1.00	2011/01/18 2013/09/15 2012/08/29	Nil Nil Nil	Nil	Nil

(1)	Based on the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) on April 30, 2009, being $0.27.
(2)	Mr. Brett resigned as CFO of Crosshair effective September 2, 2008 and any options granted to him were cancelled.
(3)	Mr. Hosford resigned as President and COO of Crosshair effective October 21, 2008 and any options granted to him were cancelled.
(4)	Options of Target Exploration and Mining Corp. exchanged for options exercisable for Crosshair shares (see “Interest of Informed Person in Material Transactions”).
(5)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(6)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2009

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended April 30, 2009:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark J. Morabito, CEO	$10,000	Nil	Nil
Douglas Brett (1) CFO	N/A	N/A	N/A
Joseph Miller CFO	$5,000	Nil	Nil
Paul Hosford (2) President & COO	N/A	N/A	N/A
Stewart Wallis President	$Nil	Nil	Nil

(1)	Mr. Brett resigned as CFO of Crosshair effective September 2, 2008 and any options granted to him were cancelled.
(2)	Mr. Hosford resigned as President and COO of Crosshair effective October 21, 2008 and any options granted to him

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into an employment agreement with Mark J. Morabito on May 1, 2006 pursuant to which the Company employed Mr. Morabito as its President and Chief Executive Officer commencing on May 1, 2006.  Under the terms of the agreement, Mr. Morabito receives an annual salary of $200,000 and an annual bonus, payable quarterly, of up to $200,000.  As of May 1, 2008, Mr. Morabito voluntarily accepted a decrease in salary down to $150,000 per year and forfeited any bonus payments in fiscal 2009.  Mr. Morabito received an initial grant of options to purchase up to 1,000,000 common shares at a price of $1.32 per share and is to receive options to purchase up to 500,000 common shares annually.  In the event that Mr. Morabito’s employment is terminated other than for just cause (including, but not limited to, a change of control or constructive dismissal), he would be entitled to receive, at his option, 24 months notice of termination or a lump sum payment amount equal to two times his annual salary, continued participation in the Company’s incentive plans and benefits until the expiration of the notice period and the continuation of any existing stock options until the expiration of the notice period.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Without Cause Provision Value(1)
Mark Morabito	$400,000

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (April 30, 2009).

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  Effective December 31, 2008, the director compensation was discontinued as part of the Company’s cash conservation program. Prior to December 31, 2008, every director received a monthly fee of $1,000 and an additional monthly fee of $500 in the event that the director serves on a committee.  The Chairman received an additional monthly fee of $3,500 until April 30, 2009, at which point it was also discontinued.  In the fiscal year ended April 30, 2009, the Company paid or accrued a total of $100,500 in directors’ fees.  Crosshair may, from time to time grant options to purchase common shares to the directors.

The following table contains information about the compensation paid to, or earned by Directors of the Company who were not Named Executive Officers. During the financial year ended April 30, 2009, the Company had seven directors who were not Named Executive Officers, being Jay Sujir, Ian Smith, David Lee, Leo Power, Chris Collingwood, Derrick Gill, Ronald Atlas and Geir Liland.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total ($)
Jay Sujir	54,000	Nil	$17,891 (1) $23,705 (2)	Nil	Nil	Nil	$95,596
Ian Smith	12,000	Nil	$26,837 (3)	Nil	Nil	Nil	$38,837
David Lee	12,000	Nil	$17,891 (4)	Nil	Nil	Nil	$29,891
Leo Power	12,000	Nil	$35,783 (5)	Nil	Nil	Nil	$47,783
Chris Collingwood	8,000	Nil	$35,783 (6)	Nil	Nil	Nil	$43,783
Derrick Gill	8,500	Nil	$160,650 (7)	Nil	Nil	Nil	$169,150
Ronald Atlas	6,500	Nil	N/A (8)	Nil	Nil	Nil	$6,500
Geir Liland	5,000	Nil	N/A (9)	Nil	Nil	Nil	$5,000

(1)	100,000 options exercisable at $0.27 expiring on September 15, 2013.
(2)	350,000 options exercisable at $0.27 expiring on October 27, 2013.
(3)	150,000 options exercisable at $0.27 expiring on September 15, 2013.
(4)	100,000 options exercisable at $0.27 expiring on September 15, 2013.
(5)	200,000 options exercisable at $0.27 expiring on September 15, 2013.
(6)	200,000 options exercisable at $0.27 expiring on September 15, 2013.
(7)	250,000 options exercisable at $0.88 expiring on May 23, 2013.
(8)	Mr. Atlas resigned as a director of the Company effective January 1, 2009 and all options granted to him were cancelled
(9)	Mr. Liland resigned as a director of the Company effective September 15, 2008 and all options granted to him were cancelled

During the Company’s most recently completed financial year, the Company incurred $24,998 in legal fees to the firm of Anfield Sujir Kennedy & Durno.  Jay Sujir, a director of the Company, is a partner in Anfield Sujir Kennedy & Durno.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to Directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Directors of the Company who were not Named Executive Officers as at the year ended April 30, 2009.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jay Sujir	50,000 (4) 100,000 (4) 100,000 (5) 350,000 (5)	$0.45 $1.00 $0.27 $0.27	2010/02/04 2011/01/18 2013/09/15 2013/10/23	Nil Nil Nil Nil	Nil	Nil
Ian Smith	150,000 (4) 150,000*	$1.43 $0.27	2011/08/21 2013/09/15	Nil Nil	Nil	Nil
David Lee	50,000 (4) 100,000 (4) 100,000 (5)	$0.45 $1.00 $0.27	2010/02/04 2011/01/18 2013/09/15	Nil Nil	Nil	Nil
Leo Power	100,000 (4) 100,000 (4) 200,000 (5)	$0.90 $1.32 $0.27	2011/01/05 2011/05/24 2013/09/15	Nil| Nil Nil	Nil	Nil
Chris Collingwood	50,000 (4) 50,000 (4) 200,000 (5)	$1.00 $1.32 $0.27	2011/01/18 2011/05/01 2013/09/15	Nil Nil	Nil	Nil
Derrick Gill	250,000 (4)	$0.88	2013/05/23	Nil	Nil	Nil
Ronald Atlas (2)	N/A	N/A	N/A	N/A	N/A	N/A
Geir Liland (3)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Based on the closing price of the Company’s common shares on the TSX on April 30, 2009, being $0.27.
(2)	Mr. Atlas resigned as a director of the Company effective January 1, 2009 and all options granted to him were cancelled.
(3)	Mr. Liland resigned as a director of the Company effective September 15, 2008 and all options granted to him were cancelled.
(4)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(5)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2009

The following table provides information regarding value vested or earned through incentive plan awards by the Directors of the Company who were not Named Executive Officers during the financial year ended April 30, 2009:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jay Sujir	$Nil	Nil	Nil
Ian Smith	$Nil	Nil	Nil
David Lee	$Nil	Nil	Nil
Leo Power	$Nil	Nil	Nil
Chris Collingwood	$Nil	Nil	Nil
Derrick Gill	$Nil	Nil	Nil
Ronald Atlas (1)	N/A	N/A	N/A
Geir Liland (2)	N/A	N/A	N/A

(1)	Mr. Atlas resigned as a director of the Company effective January 1, 2009 and all options granted to him were cancelled
(2)	Mr. Liland resigned as a director of the Company effective September 15, 2008 and all options granted to him were cancelled

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of April 30, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	8,302,500	$0.70	3,006,028
Equity compensation plans not approved by securityholders (1)	1,680,000	$0.74	Nil
Total	9,982,500	$0.72	3,006,028

(1)
Options of Target Exploration and Mining Corp.(“Target”) existing as at March 31, 2009, exchanged for options exercisable for Crosshair shares at the exchange rate of 1.2 Crosshair common shares for each option exercised.  These options were exchanged for options exercisable for Crosshair common shares as part of Crosshair’s acquisition of Target on March 31, 2009.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no Director, executive officer or senior officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, executive officer or senior officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

As of April 30, 2009, the Company held a loan payable from a full-time employee in the aggregate amount of $124,270 (including interest of $8,444).  The loan is re-payable on demand and carries interest at a rate per annum equal at all times to the prescribed rate in effect from time to time pursuant to paragraph 4301(c) of the regulations to the Income Tax Act (Canada), calculated daily.  During the year, the Company made a provision for bad debt in the amount of $93,270.  The following table summarizes the loans outstanding to October 31, 2009:

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Company	To Another Entity
Share purchases	Nil	Nil
Other	$124,270	Nil

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no management nominee for election as a director of the Company, and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the heading “Statement of Executive Compensation”, “Fixing the Number of Directors and Election of Directors” and “Particulars of Matters to be Acted Upon”.  In connection with Crosshair’s acquisition of Target Exploration and Mining Corp. (“Target”) on March 31, 2009, certain of Crosshair’s Directors and Executive Officers, namely, Messrs. Morabito, Wallis and Sujir, were also directors, officers and shareholders of Target and received the same compensation for their Target shares as did the other shareholders of Target (1.2 Crosshair shares for each Target share).  In addition stock options formerly granted by Target to Messrs. Morabito and Wallis were exchanged for Crosshair stock options exercisable for Crosshair shares at the same exchange ratio.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Form of Proxy will vote for the appointment of Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditor of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.  Davidson & Company was first appointed as auditor of the Company in April 2004.

MANAGEMENT CONTRACTS

The business of the Company is managed by its directors and officers and the Company is not a party to any management contracts with persons who are not officers or directors of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Acts of Directors

Management of the Company proposes that the Shareholders ratify, approve and confirm the actions, deeds and conduct of the directors and officers taken on behalf of the Company since the last annual general meeting. Accordingly, Shareholders will be asked to consider and approve the following resolutions, with or without modification:

“RESOLVED, as an Ordinary Resolution, that:

(a)
notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or the Company for any reason whatsoever, including, without limitation, the failure to properly waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the directors or Shareholders of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since September 15, 2008 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Shareholders of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

(b)
without limiting the generality of the foregoing, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed.”

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, or by sending an email to the Company at sheila@crosshairexploration.com.  Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended April 30, 2009 and 2008 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, October 31, 2009.

“Mark J. Morabito”	“Adam R. Kniec”

Mark J. Morabito	Adam R. Kniec
Chief Executive Officer	Chief Financial Officer